EXHIBIT 99.1

HEXO Corp. and Zenabis Global Inc. Announce Closing of Arrangement

OTTAWA and VANCOUVER, British Columbia, June 01, 2021 (GLOBE NEWSWIRE) -- HEXO Corp. ("HEXO") (TSX: HEXO; NYSE: HEXO) and Zenabis Global Inc. ("Zenabis") (TSX: ZENA) are pleased to announce that they have completed the previously announced arrangement (the "Arrangement"), pursuant to which HEXO has acquired all of the issued and outstanding common shares of Zenabis ("Zenabis Shares") by way of a plan of arrangement under the Business Corporations Act (British Columbia).

"Today is another great day for HEXO," said HEXO CEO and co-founder Sebastien St-Louis. "With the acquisition of Zenabis, we are actively positioning HEXO for future expansion in Canada, Europe and beyond. This deal will strengthen our domestic brands, offer a foothold in Europe and provide significant accretive synergies as we continue towards our goal of becoming EPS positive and a top-three global cannabis products company."

Under the terms of the Arrangement, each former Zenabis shareholder is now entitled to receive 0.01772 of a common share in the capital of HEXO (each whole share, a "HEXO Share") for each Zenabis Share held immediately prior to the Arrangement (the "Consideration"). It is anticipated that the Zenabis Shares will be de-listed from the Toronto Stock Exchange (the "TSX") as of the close of trading on or about June 2, 2021.

In order to receive the Consideration, registered holders of Zenabis Shares will be required to deposit their share certificate(s) representing Zenabis Shares, together with a duly completed letter of transmittal, with TSX Trust Company, the depositary under the Arrangement. Shareholders whose Zenabis Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact their nominee regarding the receipt of the Consideration.

Further information about the Arrangement is set forth in the materials prepared by Zenabis in respect of the special meeting of Zenabis shareholders held on May 13, 2021 (the "Meeting"), which were mailed to Zenabis shareholders and filed under Zenabis' profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Warrants

Warrants to purchase Zenabis Shares, other than those exercised prior to June 1, 2021 (the "Effective Time"), will continue to remain outstanding as warrants of Zenabis, which, upon exercise, will entitle the holder thereof to receive, in lieu of the number of Zenabis Shares to which such holder was theretofore entitled upon exercise of such Zenabis warrants, the Consideration in the form of HEXO Shares that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Zenabis Shares to which such holder was theretofore entitled upon exercise of such Zenabis warrants. All other terms governing the warrants, including, but not limited to, the expiry term, exercise price and the conditions to and the manner of exercise, will be the same as the terms that were in effect immediately prior to the Effective Time, and shall be governed by the terms of the applicable warrant indenture or the applicable warrant certificate.

As required by the warrant indenture in respect of the applicable warrants, HEXO has entered into a supplemental warrant indenture in respect of such warrant indenture governing applicable warrants. A copy of the supplemental warrant indenture will be available on Zenabis' and HEXO's respective SEDAR profiles at www.sedar.com.

Listed Zenabis Warrants

Prior to the completion of the Arrangement, Zenabis had outstanding one class of warrants to purchase Zenabis Shares listed on the TSX under the trading symbol 'ZENA.WT' (the "Listed Zenabis Warrants"). The Listed Zenabis Warrants will continue trading on the TSX, but will commence trading under the symbol 'HEXO.WT' as of June 3, 2021. The Listed Zenabis Warrants will remain listed on the TSX until the earliest to occur of their exercise, expiry or de-listing. HEXO has entered into a supplemental warrant indenture in respect of the Listed Zenabis Warrants, a copy of which will be available on Zenabis' and HEXO's respective SEDAR profiles at www.sedar.com.

Options, Deferred Share Units and Restricted Share Units

Holders of Zenabis options have received replacement options under the Arrangement, exercisable for HEXO Shares at the same conversion ratio applicable to the Zenabis Shares. All other terms and conditions of the replacement options, including the term of expiry, vesting, conditions to and manner of exercising, are the same as the Zenabis options for which they were exchanged.

Holders of Zenabis deferred share units or restricted share units have received replacement deferred share units or restricted share units, as applicable, under the Arrangement, exercisable for HEXO Shares at the same conversion ratio applicable to the Zenabis Shares. All other terms and conditions of the replacement deferred share units and restricted share units, including the term of expiry, vesting, conditions to and manner of exercising, are the same as the Zenabis deferred share units or restricted share units for which they were exchanged.

Other Matters

Zenabis has been granted exemptive relief from certain continuous disclosure and insider reporting requirements by the applicable securities regulators. Holders of Listed Zenabis Warrants are therefore directed to reference, and rely on, the public disclosure filings of HEXO.

Immediately prior to the completion of the Arrangement, each of the directors of the boards of directors of Zenabis and its subsidiaries resigned.

HEXO’s and Zenabis’ operations are subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. To the knowledge of HEXO’s management, HEXO and Zenabis have been and, following the completion of the Arrangement continue to be in compliance with all such laws. Changes to such laws, regulations and guidelines due to matters beyond the control of HEXO and Zenabis may cause adverse effects to HEXO’s and Zenabis’ combined operations.

Advisors and Counsel

A.G.P./Alliance Global Partners is acting as financial advisor to HEXO and Norton Rose Fulbright Canada LLP is acting as legal counsel to HEXO.

Echelon Capital Markets (a member of Echelon Wealth Partners Inc.) is acting as financial advisor to Zenabis in connection with the Transaction. Stikeman Elliott LLP is acting as legal counsel to Zenabis and to the special committee of the board of directors of Zenabis.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors (NYSE: TAP). In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

For more information, please visit www.hexocorp.com.

About Zenabis

Zenabis is a significant Canadian-licensed cultivator of medical and recreational cannabis. Zenabis employs staff coast-to-coast, across facilities in Atholville, New Brunswick; Langley, British Columbia; and Stellarton, Nova Scotia. Zenabis currently has 111,200 kg of licensed cannabis cultivation space across three licensed facilities in Canada, together with its cannabis import, export and processing joint venture, ZenPharm, operating from Birżebbuġa, Malta.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Certain information in this news release regarding HEXO and Zenabis and their respective businesses constitutes forward looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact are forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "potential", "believe", "intend", "estimate" or the negative of these terms and similar expressions and include statements in this press release concerning the expected timing by which the Zenabis Shares will be de-listed from the TSX and the continued trading of the Listed Zenabis Warrants on the TSX. Such forward-looking statements are based on the current expectations of the management of HEXO and Zenabis. While HEXO and Zenabis consider these expectations to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Such forward-looking events and circumstances may not occur when anticipated or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting HEXO or Zenabis, including risks regarding the cannabis industry, economic factors, the equity markets generally, risks associated with growth and competition and those risk factors referred to in the management information circular of Zenabis prepared in connection with the Meeting. Although HEXO and Zenabis have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in this news release, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information cannot be guaranteed. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of HEXO and Zenabis which are available on SEDAR at www.sedar.com, including the "Risk Factors" section in HEXO's Annual Information Form dated October 29, 2020 and the most recent management's discussion and analysis filed by each of HEXO and Zenabis.

Except as required by applicable securities laws, statements in this news release containing forward-looking information speak only as of the date on which they are made and HEXO and Zenabis undertake no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.

Notice to U.S. Holders. Both HEXO and Zenabis have been formed outside of the United States. The Arrangement is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, are prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Neither the TSX, nor NYSE accepts responsibility for the adequacy or accuracy of this release. Neither the TSX nor the NYSE has passed upon the merits of the transaction described herein and has neither approved nor disapproved the content of this release.

For further information, please contact:

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com